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                             March 30, 2022

       Jason Brents
       Chief Executive Officer
       OneDoor Studios Entertainment Properties LLC
       4320 Modoc Road, Suite F
       Santa Barbara, CA 93110

                                                        Re: OneDoor Studios
Entertainment Properties LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed March 22,
2022
                                                            File No. 024-11836

       Dear Mr. Brents:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

             Please contact Janice Adeloye at 202-551-3034 or Katherine Bagley at 202-551-
       2545 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Andrew R. Stokesbary